Marex Group plc announces fourth quarter and full year 2025 results
NEW YORK, March 3, 2026 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform, providing essential liquidity, market access and infrastructure services to clients in the energy, commodities and financial markets, today reported the Group’s preliminary unaudited financial results for the fourth quarter ('Q4 2025').

Ian Lowitt, Group Chief Executive Officer, stated, “This was a record fourth quarter for Marex, marked by a strong, broad-based performance, supportive market conditions and high levels of client activity. This included growing engagement with larger clients, which reflects our strengthening competitive position. Quarterly revenue increased 38% to $572.1 million, Adjusted Profit Before Tax¹ rose 41% to $114.9 million, and earnings per share advanced by 50% to $1.14. This momentum supported full year Adjusted Profit Before Tax¹ growth of 30% to $418.1 million in 2025, extending our 11-year track record of sequential profit growth. We continued to execute our M&A strategy, integrating recent acquisitions and further enhancing the resilience of our earnings. Prime Services continues to scale and serves as a clear example of how transformational acquisitions can be when successfully integrated and empowered to grow on our platform. Our pipeline of acquisition opportunities remains attractive, complemented by ongoing investment in organic growth initiatives across our four service areas. We believe our diversified and scalable platform is well positioned to deliver sustainable growth across a variety of market conditions. We remain committed to disciplined capital allocation, excellent client service and long-term value creation for our shareholders."
Financial and Operational Highlights
Full-year 2025 (FY 2025) performance

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax [2]	Basic EPS
$2,024.1m	$418.1m	$411.6m	$4.12
+27%	+30%	+39%	+39%
FY 2024: $1,594.7m	FY 2024: $321.1m	FY 2024: $295.8m	FY 2024: $2.96
•Adjusted Profit Before Tax1 of $418.1m grew 30% year on year, with earnings per share increasing +39% to $4.12, extending our track record of sequential profit growth
–Revenue increased 27% to $2,024.1m (FY 2024: $1,594.7m), driven by growth across all operating segments and the contribution of recent acquisitions
–Adjusted Profit Before Tax Margin¹ improved to 20.7% (FY 2024: 20.1%)
Q4 2025 performance

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax [2]	Basic EPS
$572.1m	$114.9m	$111.2m	$1.14
+38%	+41%	+43%	+50%
Q4 2024: $415.6m	Q4 2024: $81.4m	Q4 2024: $77.8m	Q4 2024: $0.76
•Delivered a record profitability quarter in Q4, with high levels of client activity across the Group
–Adjusted Profit Before Tax¹ increased 41% to $114.9m, with earnings per share increasing by 50% to $1.14 and Adjusted Profit Before Tax Margin1 expanding to 20.1% (Q4 2024: 19.6%)
•Revenue increased by 38% to $572.1m, with growth in each of our operating segments:
–Clearing revenue increased 10% to $136.7m, driven by growth in client balances and higher volumes
–Agency and Execution revenue increased 51% to $290.4m, reflecting expansion of Prime Services and strength across all asset classes
–Market Making revenue increased 83% to $81.4m, supported by higher client activity, particularly for Metals
–Hedging and Investment Solutions revenue increased 57% to $62.7m, driven by client growth and product expansion
Strategic Execution
•Continued execution of our growth strategy, expanding product capabilities and geographic footprint:
–Strengthened earnings resilience through organic growth and targeted acquisitions
–Expanded presence in the Middle East, supported by Aarna and in Brazil, through Agrinvest
–Enhanced capital markets capabilities with the addition of Hamilton Court and Winterflood
–Scaled Prime Services into a meaningful contributor to Group profitability
–Increasing engagement with larger clients as the breadth of our platform expands
•Prudent approach to capital and funding: maintained a strong capital position and significant liquidity headroom
•Dividend: approved a Q4 2025 dividend of $0.15 per share, payable in Q1 2026

Financial and Operational Highlights continued

Financial Highlights ($m)	Q4 2025	Q4 2024	Change	FY 2025	FY 2024	Change
Revenue	572.1	415.6	38%	2,024.1	1,594.7	27%
Profit Before Tax from Continuing Operations	111.2	77.8	43%	411.6	295.8	39%
Profit Before Tax[2] Margin (%)	19.4%	18.7%	70 bps	20.3%	18.5%	180 bps
Profit After Tax from Continuing Operations	85.5	56.7	51%	307.9	218.0	41%
Profit After Tax[2] Margin from Continuing Operations (%)	14.9%	13.6%	130 bps	15.2%	13.7%	150 bps
Return on Equity (%)	28.0%	23.4%	460 bps	27.6%	25.0%	260 bps
Basic Earnings per Share ($)[3]	1.14	0.76	50%	4.12	2.96	39%
Diluted Earnings per Share ($)[3]	1.07	0.70	53%	3.86	2.72	42%

Adjusted Profit Before Tax[1]	114.9	81.4	41%	418.1	321.1	30%
Adjusted Profit Before Tax Margin[1]	20.1%	19.6%	50 bps	20.7%	20.1%	60 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	86.5	57.8	50%	303.9	231.0	32%
Adjusted Return on Equity (%)[1]	30.8%	26.6%	420 bps	29.9%	29.8%	10 bps
Common Equity	1,124.1	870.7	29%	1,017.9	775.6	31%
Adjusted Basic Earnings per Share ($)[1,3]	1.21	0.82	48%	4.26	3.34	28%
Adjusted Diluted Earnings per Share ($)[1,3]	1.13	0.76	49%	3.99	3.07	30%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
2. Profit before Tax refers to the Profit Before Tax from Continuing Operations.
3. Weighted average number of shares reflects the Group's 2024 reverse share split.

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, March 3, 2026, at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://events.q4inc.com/attendee/922115251
Enquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Net commission income	237.5	226.0	5%	977.5	856.1	14%
Net trading income	291.8	128.1	128%	851.9	492.4	73%
Net interest income	26.1	62.6	(58)%	152.6	227.1	(33)%
Net physical commodities income	16.7	(1.1)	(1,618)%	42.1	19.1	120%
Revenue	572.1	415.6	38%	2,024.1	1,594.7	27%

Expenses
Compensation and benefits	(344.6)	(243.5)	42%	(1,234.2)	(971.1)	27%
Depreciation and amortisation	(10.0)	(7.1)	41%	(36.1)	(29.5)	22%
Other expenses	(108.1)	(90.3)	20%	(353.9)	(306.3)	16%
Total expenses	(462.7)	(340.9)	36%	(1,624.2)	(1,306.9)	24%

Recovery/(Provision) of credit losses	1.9	(1.1)	(273)%	0.7	1.7	(59)%
Bargain purchase gain on acquisitions	—	—	n.m.[2]	3.6	—	n.m.[2]
Other income	(0.1)	4.2	(102)%	7.4	6.3	17%
Profit Before Tax from Continuing Operations	111.2	77.8	43%	411.6	295.8	39%
Tax	(25.7)	(21.1)	22%	(103.7)	(77.8)	33%
Profit After Tax from Continuing Operations	85.5	56.7	51%	307.9	218.0	41%
Loss After Tax from Discontinued Operations	(0.2)	—	n.m.[2]	(0.2)	—	n.m.[2]
Profit After Tax	85.3	56.7	n.m.[2]	307.7	218.0	n.m.[2]

Reconciliation to Adjusted Profit Before Tax¹:
Profit Before Tax from Continuing Operations	111.2	77.8	43%	411.6	295.8	39%
Bargain purchase gains	—	—	n.m.[2]	(3.6)	—	n.m.[2]
Amortisation of acquired brands and customer lists	2.2	1.7	29%	6.9	5.5	25%
Activities relating to shareholders	—	—	n.m.[2]	—	2.4	n.m.[2]
Employer tax on vesting of growth shares	—	—	n.m.[2]	—	2.2	n.m.[2]
Owner fees	—	—	n.m.[2]	0.4	2.4	(83)%
IPO preparation costs	—	—	n.m.[2]	—	8.6	n.m.[2]
Fair value of the cash settlement option on the growth share	—	—	n.m.[2]	—	2.3	n.m.[2]
Public offering of ordinary shares	—	1.9	n.m.[2]	1.3	1.9	(32)%
Acquisition related costs	1.5	—	n.m.[2]	1.5	—	n.m.[2]
Adjusting items	3.7	3.6	3%	6.5	25.3	(74)%
Adjusted Profit Before Tax[1]	114.9	81.4	41%	418.1	321.1	30%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. n.m. = not meaningful as a percentage.

Financial Review continued
Summary Financial Results continued
Group Total Expenses and Headcount

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Compensation and benefits	(344.6)	(243.5)	42%	(1,234.2)	(971.1)	27%
Depreciation and amortisation	(10.0)	(7.1)	41%	(36.1)	(29.5)	22%
Other expenses	(108.1)	(90.3)	20%	(353.9)	(306.3)	16%
Total expenses[1]	(462.7)	(340.9)	36%	(1,624.2)	(1,306.9)	24%
1.    Compensation and benefits and other expenses are analysed between Front Office and Control & Support. Total Front Office Costs for the Group for Q4 2025 are $316.3m (Q4 2024: $231.8m) and Control and Support Costs for the Group for Q4 2025 are $135.0m (Q4 2024: $100.1m). Total Front Office Costs for the Group for FY 2025 are $1,110.9m (FY 2024: $881.5m) and Control and Support Costs for the Group for FY 2025 are $474.1m (FY 2024: $376.1m). Certain expenses are considered non-operating in nature and are excluded from Adjusted Profit Before Tax1. Refer to Appendix 1 for further detail on the Group’s Non-IFRS measures.
The following table provides a breakdown of Front Office and Control and Support Headcount:

Average Full Time Equivalent (‘FTE’) headcount[1]	Q4 2025	Q4 2024	Change	FY 2025	FY 2024	Change
Front office	1,535	1,257	22%	1,405	1,250	12%
Control and support	1,596	1,145	39%	1,381	1,084	27%
Total[2]	3,131	2,402	30%	2,786	2,334	19%
1.    For analysis purposes, average headcount is used in the performance commentary outlined below.
2. Headcount table represents headcount for continuing operations and FTE associated with the Group's discontinued operation have been excluded for comparability.

Performance for Q4 2025
Revenue increased by $156.5m to $572.1m (Q4 2024: $415.6m), reflecting strong performance across all operating segments. The largest contribution came from Agency and Execution (+$98.2m), supported by Market Making (+$36.9m), Solutions (+$22.8m) and Clearing (+$12.0m).
Net trading income increased by $163.7m to $291.8m (Q4 2024: $128.1m), underpinned by Agency and Execution (+$99.9m). Growth reflected the continued scaling of Prime and growth in FX, including the integration of Hamilton Court alongside improved performance in Equities and Credit. Net trading income growth was also supported by Solutions (+$39.4m), which had a strong performance across both Financial Products and Hedging Solutions and Market Making (+$18.7m) as Metals performed strongly.
Net commission income increased by $11.5m to $237.5m (Q4 2024: $226.0m). The increase was predominantly driven by Clearing (+$4.2m), reflecting strong client retention and the onboarding of new, larger institutional clients as we broadened our product offering and expanded regionally, including contributions from Aarna Capital Limited.
Interest income decreased marginally by $3.9m to $181.3m (Q4 2024: $185.2m) reflecting an 80 bps reduction in the average Fed Funds rate which was broadly offset by growth in average balances to $19.7bn (Q4 2024: $15.5bn) over the same period. This decrease was further impacted by higher interest expense of $32.2m reflecting the Group's senior debt issuances in November 2024 ($600m) and May 2025 ($500m) and structured note issuance in Solutions.
Net physical commodities income increased by $17.8m to $16.7m (Q4 2024: loss of $1.1m), primarily due to an increase in sales volumes from physical recycled metal, reflecting an increase in client demand, supplemented by increased demand for physical energy products. Hedging activity undertaken to mitigate the related market risk partially offsets a portion of these gains and is included as a reduction within trading income.
Costs increased to support strong revenue performance and continued investment, with total expenses increasing by $121.8m to $462.7m (Q4 2024: $340.9m), reflecting higher front office and control and support costs. This increase was consistent with the ongoing investment to support growth alongside the contributions from acquisitions completed during FY 2025, including Aarna, Hamilton Court, Winterflood and Agrinvest.
Compensation and benefits increased by $101.1m to $344.6m (Q4 2024: $243.5m), reflecting higher performance related compensation and a higher average FTE headcount. Average FTE increased by 729 to 3,131 (Q4 2024: 2,402). Growth in FTEs was greater in control and support (+451) compared to front office (+278) as we continued to invest in our technology, risk, finance and compliance functions alongside the impact of the aforementioned acquisitions.
Other expenses increased $17.8m to $108.1m (Q4 2024: $90.3m). The increase was driven by the impact of acquisitions and continued investment in our technology infrastructure to accelerate business growth, alongside higher professional fees.
Reported Profit Before Tax increased by $33.4m to $111.2m (Q4 2024: $77.8m), with margin improving to 19.4% (Q4 2024: 18.7%), driven by strong revenue growth and a higher contribution from Agency and Execution, particularly Prime. Adjusting items of $3.7m in Q4 2025 (Q4 2024: $3.6m) included amortisation of acquired brands, customer lists and acquisition related costs.

Financial Review continued
Summary Financial Results continued
Adjusted Profit Before Tax¹ increased by $33.5m to $114.9m (Q4 2024: $81.4m), our strongest quarter on record, and the Adjusted Profit Before Tax Margin¹ increased to 20.1% (Q4 2024: 19.6%).
Performance for FY 2025
Revenue increased by $429.4m to $2,024.1m (FY 2024: $1,594.7m), with growth across all operating segments and contributions from acquisitions completed during the year, including Aarna, Hamilton Court, Winterflood and Agrinvest.
Revenue growth was primarily driven by net trading income, which rose by $359.5m to $851.9m (FY 2024: $492.4). The biggest contributor was Agency and Execution, which rose by $271.7m to $333.0m (FY 2024: $61.3m), driven by the expansion of Prime Services and growth in FX following the integration of Hamilton Court.
Net commission income increased by $121.4m to $977.5m (FY 2024: $856.1m), driven mainly by Agency and Execution, which rose $103.8m to $700.9m (FY 2024: $597.1m). In Agency and Execution, growth was led by Securities, which increased $57.0m to $367.8m (FY 2024: $310.8m) with contributions across Credit, Prime, FX, Rates and Equities. Energy commission revenue also increased $41.1m to $325.7m (FY 2024: $284.6m), supported by strong market conditions in the first half of the year. Clearing net commission income increased $12.4m to $275.4m (FY 2024: $263.0m), reflecting increased client activity and volumes.
These increases were partly offset by a decline in net interest income, which decreased by $74.5m to $152.6m (FY 2024: $227.1m). Interest income increased by $24.6m to $727.0m (FY 2024: $702.4m), as average balances increased to $18.3bn (FY 2024: $13.5bn) which was partially offset by a 100 bps reduction in average Fed Funds rates. This increase in interest income was offset by higher funding costs, with interest expense on debt increasing by $105.5m to $323.1m (FY 2024: $217.6m), reflecting senior debt issuances in November 2024 ($600m) and May 2025 ($500m), alongside ongoing structured note issuance.
Expenses in FY 2025 increased broadly in line with the revenue performance and continued investment, with total expenses increasing by $317.3m to $1,624.2m (FY 2024: $1,306.9m). The increase reflected higher Front Office costs, which increased by $229.4m to $1,110.9m (FY 2024: $881.5m), and Control and Support costs which increased by $98.0m to $474.1m (FY 2024: $376.1m). This growth reflected higher performance related compensation associated with stronger profitability and higher average FTEs, ongoing investment to support growth and the contribution from acquisitions completed during FY 2025, including Aarna, Hamilton Court, Winterflood and Agrinvest.
Reported Profit Before Tax increased $115.8m to $411.6m (FY 2024: $295.8m), and the Reported Profit Before Tax Margin increased to 20.3% (FY 2024: 18.5%), reflecting strong revenue growth and a larger contribution from higher margin products within Agency and Execution, particularly Prime.
As a result, Adjusted Profit Before Tax¹ increased by $97.0m to $418.1m (FY 2024: $321.1m), and the Adjusted Profit Before Tax Margin¹ increased to 20.7% (FY 2024: 20.1%).
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
Net interest income1

	Q4 2025	Q4 2024	Change	FY 2025	FY 2024	Change
Average Fed Funds %	3.9%	4.7%	(80) bps	4.2%	5.2%	(100) bps
Average balances ($bn)[2]	19.7	15.5	4.2	18.3	13.5	4.8
Interest Income ($m)	181.3	185.2	(3.9)	727.0	702.4	24.6
Interest paid out ($m)	(62.8)	(62.4)	(0.4)	(251.3)	(257.7)	6.4
Interest on balances ($m)	118.5	122.8	(4.3)	475.7	444.7	31.0
Net Yield on balances %	2.4%	3.1%	(70) bps	2.6%	3.3%	(70) bps
Average notional debt securities ($bn)	(6.0)	(3.2)	(2.8)	(5.1)	(2.8)	(2.3)
Yield %	6.2%	7.5%	(130) bps	6.3%	7.8%	(150) bps
Interest expense ($m)	(92.4)	(60.2)	(32.2)	(323.1)	(217.6)	(105.5)
Net Interest Income ($m)	26.1	62.6	(36.5)	152.6	227.1	(74.5)
1.The interest income and interest expense amounts are presented net of certain elements which are presented gross within the IFRS Consolidated Income Statement. See Appendix 3 for year ended 31 December balances.
2.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period.

Financial Review continued
Segmental performance
Clearing
Marex provides Clearing services across the full range of energy, commodity and financial markets. We act as principal for our clients and provide direct access to more than 60 exchanges globally.
Performance for Q4 2025
Clearing revenue increased by $12.0m to $136.7m (Q4 2024: $124.7m), driven by growth across all revenue lines, higher volumes and new client wins, particularly large institutional clients. Average clearing client balances increased year on year, reflecting new clients and the addition of Aarna.
Net commission income increased by $4.2m to $69.8m (Q4 2024: $65.6m), supported by strong client retention and growth in larger institutional clients as we broadened our product offering alongside growth across regions.
Net interest income increased by $2.1m to $58.5m (Q4 2024: $56.4m), reflecting higher average client balances, which offset 80 bps reduction in the Fed Funds rate. Net trading income increased by $5.7m to $8.4m (Q4 2024: $2.7m), primarily driven by the addition of Aarna.
Adjusted Profit Before Tax¹ increased by $1.5m to $67.4m (Q4 2024: $65.8m). Adjusted Profit Before Tax Margin¹ decreased to 49.3% (Q4 2024: 52.8%) as we continued to invest in geographic expansion. Average headcount was broadly flat at 277 (Q4 2024: 275)2, with Aarna-related additions largely offset by reductions in our more established regions.
Performance for FY 2025
Clearing revenue increased $61.9m to $528.2m (FY 2024: $466.3m), supported by higher activity and a material increase in average client balances to $13.0bn (FY 2024: $11.0bn). This was supported by an expanded product offering, including US Treasuries repo, digital asset futures, equities and swaps clearing.
Net commission income increased $12.4m to $275.4m (FY 2024: $263.0m), reflecting increased client activity and volumes as contracts cleared increased to 1,280m (FY 2024: 1,116m).
Net interest income increased $29.5m to $227.6m (FY 2024: $198.1m), reflecting higher average client balances, offsetting interest rate cuts during the year.
Adjusted Profit Before Tax¹ increased by $14.2m to $261.5m (FY 2024: $247.3m) while the Adjusted Profit Before Tax Margin¹ decreased by 350 bps to 49.5% (FY 2024: 53.0%), reflecting continued investment in geographic expansion and product capabilities.

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Net commission income	69.8	65.6	6%	275.4	263.0	5%
Net interest income	58.5	56.4	4%	227.6	198.1	15%
Net trading income	8.4	2.7	211%	25.2	5.2	385%
Revenue	136.7	124.7	10%	528.2	466.3	13%
Front office costs	(52.0)	(40.2)	29%	(182.3)	(149.2)	22%
Control and support costs	(17.5)	(18.6)	(6%)	(83.6)	(69.6)	20%
Recovery/(Provision) of credit losses	0.3	—	n.m.[3]	(0.3)	0.1	(400)%
Depreciation and amortisation	(0.1)	(0.1)	—%	(0.5)	(0.4)	25%
Other income	—	0.1	(100%)	—	0.1	(100%)
Adjusted Profit Before Tax ($m)[1]	67.4	65.8	2%	261.5	247.3	6%
Adjusted Profit Before Tax Margin[1]	49.3%	52.8%	(350) bps	49.5%	53.0%	(350) bps
Front office headcount (No.)[2]	277	275	1%	277	264	5%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q4 2024 and FY 2024. This change is a reclassification only and has no other impact.
3. n.m. = not meaningful as a percentage.

Key Performance Indicators	FY 2025	FY 2024	Change
Marex contracts cleared (m)	1,280	1,116	15%
Market volumes (m)[1]	12,147	11,471	6%
Clearing client balances (average) ($bn)[2]	13.0	11.0	18%
1.“Market Volumes” are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).
2.Clearing client balances represent the average daily balances placed by clients and held by Marex.

Financial Review continued
Segmental performance continued
Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
Our Energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Performance for Q4 2025
Revenue increased by $98.2m to $290.4m (Q4 2024: $192.2m), with strong growth in Securities reflecting the ongoing strategic expansion of our Prime offering, as well as an increase in Energy revenues, driven by growth in our larger desks.
Securities revenue increased by $90.2m to $209.2m (Q4 2024: $119.0m), largely driven by Prime, where revenues grew to $87.1m (Q4 2024: $31.2m). Growth in Prime reflected strong client demand and momentum in securities-based swaps. Broad-based growth was also seen across equities, rates, credit and FX, with FX benefitting from the integration of Hamilton Court.
Energy revenue increased by $3.4m to $76.1m (Q4 2024: $72.7m), reflecting growth across our larger desks within energy, oil and gas and the addition of new capabilities.
Adjusted Profit Before Tax¹ increased by $51.6m to $89.0m (Q4 2024: $37.4m), with Adjusted Profit Before Tax Margin¹ improving to 30.6% (Q4 2024: 19.5%), driven by the increasing contribution from higher-margin activities, particularly Prime.
Performance for FY 2025
Revenue increased $354.0m to $1,049.2m (FY 2024: $695.2m), reflecting strong growth in Securities and Energy.
Securities revenue increased $303.1m to $710.3m in FY 2025 (FY 2024: $407.2m) driven by growth across all asset classes and the continued scaling of Prime. Prime increased revenue by $174.6m to $258.2m in FY 2025 (FY 2024: $83.6m), reflecting strategic expansion of this business, a significant increase in clients on platform and continued growth in securities-based swaps. FX revenue also increased $51.8m to $66.1m in FY 2025 (FY 2024: $14.3m), following strong performance and the integration of Hamilton Court, which completed in July 2025.
Energy revenue increased $45.0m to $331.3m (FY 2024: $286.3m), reflecting broad-based growth across the business. Performance was underpinned by strong market conditions in the first half of the year, which drove record volumes, before moderating in the second half. Growth was strongest in oil and refined products globally, natural gas and power in Europe, and our environmentals business, including renewable energy in the US and renewable fuels in Europe, supported by continued investment in our larger desks and expanded capabilities
Adjusted Profit Before Tax¹ increased $173.0m to $280.9m (FY 2024: $107.9m) and the Adjusted Profit Before Tax Margin¹ increased by 1,130 bps to 26.8% (FY 2024: 15.5%), reflecting growth in higher margin activities, particularly Prime and securities financing, alongside productivity gains.

Financial Review continued
Segmental performance continued
Agency and Execution continued

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Equities	54.7	43.9	25%	207.6	160.6	29%
Rates	25.7	24.9	3%	114.7	94.2	22%
Credit	15.3	13.0	18%	64.5	54.6	18%
FX	26.5	6.0	342%	66.1	14.3	362%
Prime	87.1	31.2	179%	258.2	83.6	209%
Other securities	(0.1)	—	n.m.[3]	(0.8)	(0.1)	700%
Securities	209.2	119.0	76%	710.3	407.2	74%
Energy	76.1	72.7	5%	331.3	286.3	16%
Other	5.1	0.5	920%	7.6	1.7	347%
Revenue	290.4	192.2	51%	1,049.2	695.2	51%
Front office costs	(178.1)	(138.7)	28%	(672.8)	(524.5)	28%
Control and support costs	(24.9)	(16.5)	51%	(96.3)	(62.0)	55%
Recovery/(Provision) of credit losses	1.5	0.2	n.m.[3]	0.9	(0.1)	n.m.[3]
Depreciation and amortisation	(0.2)	0.1	(300)%	(0.6)	(0.8)	(25)%
Other income	0.3	0.1	n.m.[3]	0.5	0.1	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	89.0	37.4	138%	280.9	107.9	160%
Adjusted Profit Before Tax Margin[1]	30.6%	19.5%	1,110 bps	26.8%	15.5%	1,130 bps
Front office headcount (No.)[2]	853	657	30%	759	666	14%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m = not meaningful as a percentage.

Key Performance Indicators	FY 2025	FY 2024	Change
Marex volumes: Energy (m)[1]	22	19	16%
Marex volumes: Securities (m)[2]	304	295	3%
1.We have refined the Marex volumes data for Energy to better reflect trading activity in the business. Prior year comparatives have been revised for comparability.
2.Volumes represent only a portion of Marex’s securities revenue, primarily volumes linked to exchange-traded derivatives. This measure excludes contributions from our prime business, securities lending, FX, repo and credit.

Financial Review continued
Segmental performance continued
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products across the Energy, Metals, Securities and Agriculture markets.
Performance for Q4 2025
Market Making revenue increased by $36.9m to $81.4m (Q4 2024: $44.5m), driven by strong performance in Metals and Securities, partly offset by softer conditions in Agriculture and Energy.
Metals revenue increased by $44.4m to $50.1m in Q4 2025 (Q4 2024: $5.7m), marking the second best quarter on record. While market conditions were supportive, performance was driven by increased client activity across both precious and base metals.
Securities revenue increased by $9.5m to $19.9m (Q4 2024: $10.4m), reflecting the inclusion of Winterflood and improved performance in equities and credit.
Energy revenue decreased by $5.6m to $7.1m (Q4 2024: $12.7m), as activity moderated compared to a stronger prior-year period that benefited from elevated volatility and larger client flows. The fourth quarter saw more muted hedging activity, reflecting the timing of price moves and client positioning.
Agriculture revenue decreased by $11.4m to $4.3m (Q4 2024: $15.7m), reflecting softer conditions compared to a stronger prior-year period and elevated commodity prices, which dampened client activity. Performance improved sequentially from Q3 as market conditions stabilised, with growth in both coffee and cocoa.
Adjusted Profit Before Tax¹ increased by $17.8m to $26.8m in (Q4 2024: $9.0m), with Adjusted Profit Before Tax Margin¹ increasing to 32.9% (Q4 2024: 20.2%), as revenue growth more than offset an increase in costs. Front office costs increased by $18.6m to $45.8m (Q4 2024: $27.2m) principally reflecting an increase in performance related pay alongside an increase in headcount which increased 38% to 194 (Q4 2024: 141)2. This increase in headcount was largely driven by the inclusion of Winterflood.
Performance for FY 2025
Market Making revenue increased $27.7m to $235.5m in FY 2025 (FY 2024: $207.8m), driven by strong growth in Metals, Securities and Energy, which more than offset softer conditions in Agriculture.
Metals revenue increased $31.7m to $137.6m (FY 2024: $105.9m), reflecting improved performance across both base and precious metals. Agriculture revenue decreased $22.2m to $11.6m (FY 2024: $33.8m), reflecting more challenging market conditions. Securities revenue increased $16.8m to $52.4m (FY 2024: $35.6m) reflecting the inclusion of Winterflood, following completion of the acquisition in December, and continued growth in equities securities lending and FX.
Adjusted Profit Before Tax¹ increased by $3.3m to $68.9m (FY 2024: $65.6m) reflecting the growth in revenue. The Adjusted Profit Before Tax Margin¹ decreased by 230 bps to 29.3% (FY 2024: 31.6%).

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Metals	50.1	5.7	779%	137.6	105.9	30%
Agriculture	4.3	15.7	(73)%	11.6	33.8	(66)%
Energy	7.1	12.7	(44)%	33.9	32.5	4%
Securities	19.9	10.4	91%	52.4	35.6	47%
Revenue	81.4	44.5	83%	235.5	207.8	13%
Front office costs	(45.8)	(27.2)	68%	(137.3)	(111.4)	23%
Control and support costs	(7.8)	(8.2)	(5)%	(28.5)	(30.4)	(6)%
Depreciation and amortisation	(0.3)	(0.1)	200%	(0.5)	(0.4)	25%
Recovery/(Provision) of credit losses	(0.7)	—	n.m.[3]	(0.7)	—	n.m.[3]
Other income	—	—	n.m.[3]	0.4	—	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	26.8	9.0	198%	68.9	65.6	5%
Adjusted Profit Before Tax Margin[1]	32.9%	20.2%	1,270 bps	29.3%	31.6%	(230) bps
Front office headcount (No.)[2]	194	141	38%	165	143	15%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q4 2024 and FY 2024. This change is a reclassification only and has no other impact.
3. n.m = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our Financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost effective manner through a structured product. We cover all asset classes with a global reach including digital assets and leverage our access to these markets supported by our new trading platforms.
Performance for Q4 2025
Q4 2025 was Hedging and Investment Solutions’ strongest quarter on record, with revenue increasing by $22.8m to $62.7m (Q4 2024: $39.9m), driven by growth across both Financial Products and Hedging Solutions.
Hedging Solutions revenue increased by $14.9m to $22.6m (Q4 2024: $7.7m), reflecting improved market conditions, new client adds, including larger clients, and higher activity in energy and FX, partially offset by softer agricultural markets.
Financial Products revenue increased by $7.9m to $40.1m (Q4 2024: $32.2m), supported by continued strength in structured products. Performance was supported by expanded exchange access, regional growth - particularly in Asia - and the rollout of our new technology platform, which supported higher issuance volumes.
Adjusted Profit Before Tax¹ increased by $5.6m to $14.3m (Q4 2024: $8.7m), with Adjusted Profit Before Tax Margin¹ improving to 22.8% (Q4 2024: 21.8%). Front office costs increased by $14.7m to $40.4m (Q4 2024: $25.7m) to support ongoing growth initiatives, including technology investment and targeted headcount additions which increased the average FTEs to 211 (Q4 2024: 184).
Performance for FY 2025
Solutions revenue increased $35.3m to $196.8m (FY 2024: $161.5m), reflecting higher client activity across both Financial Products and Hedging Solutions.
Financial Products revenue increased $25.2m to $117.5m (FY 2024: $92.3m), driven by strong performance in structured products (equities, fixed income and digital assets). Hedging Solutions revenue increased $10.1m to $79.3m (FY 2024: $69.2m), reflecting growth in client volumes and expansion of the hedging client base, including significant new institutional client additions.
Adjusted Profit Before Tax¹ increased $1.5m to $43.5m (FY 2024: $42.0m), while the Adjusted Profit Before Tax Margin¹ decreased by 390 bps to 22.1% (FY 2024: 26.0%), primarily reflecting the impact of higher technology platform costs and continued investment in people to support long term growth, scalability and product diversification.

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Hedging Solutions	22.6	7.7	194%	79.3	69.2	15%
Financial Products	40.1	32.2	25%	117.5	92.3	27%
Revenue	62.7	39.9	57%	196.8	161.5	22%
Front office costs	(40.4)	(25.7)	57%	(118.5)	(96.4)	23%
Control and support costs	(9.5)	(7.3)	30%	(35.8)	(27.2)	32%
Recovery/(Provision) of credit losses	1.6	(0.6)	(367)%	1.6	2.2	(27)%
Depreciation and amortisation	(0.1)	(0.2)	(50)%	(0.6)	(0.7)	(14)%
Other income	—	2.6	n.m.[4]	—	2.6	n.m.[4]
Adjusted Profit Before Tax ($m)[1]	14.3	8.7	64%	43.5	42.0	4%
Adjusted Profit Before Tax Margin[1]	22.8%	21.8%	100 bps	22.1%	26.0%	(390) bps
Front office headcount (No.)[2]	211	184	15%	204	177	15%
Structured notes balance ($bn)[3]	4.2	2.7	56%	4.2	2.7	56%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The Structured Notes balance presented is period end (e.g. 31 December 2025 and 31 December 2024). The 31 December 2025 balance consisted of 7,328 notes with an average maturity of 15 months and a total market value of $4.2bn. The 31 December 2024 balance consisted of 4,031 notes with an average maturity of 17 months and a total market value of $2.7bn.
4. n.m = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Corporate
Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through the issuance of senior debt and structured notes which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. Revenues generated in Corporate decreased in FY 2025 as the Group maintained surplus levels of liquidity during the year.
Control and support costs increased in FY 2025 reflecting an increase in discretionary pay linked to the performance of the Group, the recently completed acquisitions and continued investment across our finance, risk, technology and compliance functions as we invest in our people and systems to support the Group's future growth.

	Q4 2025	Q4 2024		FY 2025	FY 2024
	$m	$m	Change	$m	$m	Change
Revenue	0.9	14.3	(94)%	14.4	63.9	(77)%
Control and support costs	(75.3)	(49.5)	52%	(229.9)	(186.9)	23%
Recovery/(Provision) of credit losses	(0.8)	(0.7)	14%	(0.8)	(0.5)	60%
Depreciation and amortisation	(6.9)	(5.1)	35%	(26.8)	(21.7)	24%
Other income	(0.5)	1.4	(136%)	6.4	3.5	83%
Adjusted Loss Before Tax ($m)[1]	(82.6)	(39.6)	109%	(236.7)	(141.7)	67%
Control and support headcount (No.)[2]	1,596	1,145	39%	1,381	1,084	27%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have increased from $24.3bn at 31 December 2024 to $34.7bn at 31 December 2025. This was driven by increases in Trade Receivables from $7.6bn to $11.0bn and Securities from $6.5bn to $9.8bn.
During the period, the Group benefited from increased liquidity driven by growth in the Hedging and Investment Solutions Financial Products business combined with the $500m proceeds from the Group's Senior Note Issuance in May 2025, which increased debt securities by $2.1bn to $5.7bn. The additional liquidity gives us the ability to support our clients during periods of volatility as well as take advantage of market opportunities to grow our businesses. We saw significant growth in our Prime offering, primarily related to securities-based swaps, which was the primary driver of the $3.3bn increase in Securities2 to $9.8bn. Additionally, the continued growth of the Group's Clearing business in the US and APAC during the period contributed to higher client balances. Unsettled securities transactions also increased, mainly driven by the Group's Agency and Execution business which led to an increase in Trade Receivables and Trade Payables.
The Group's equity base increased during the year ended 31 December 2025, with Total Equity increasing by 29% to $1.3bn, up from $976.9m primarily driven by strong profitability in the period with Profit After Tax from Continuing Operations of $307.9m, partly offset by ordinary dividend payments of $42.2m.

	31 December 2025	31 December 2024
	$m	$m	Change
Cash & Liquid Assets[1]	7,017.9	6,213.0	13%
Trade Receivables	11,043.4	7,553.2	46%
Reverse Repo Agreements	3,117.1	2,490.4	25%
Securities[2]	9,782.3	6,459.7	51%
Derivative Instruments	2,340.3	1,163.5	101%
Other Assets[3]	681.3	199.7	241%
Goodwill and Intangibles	335.4	233.0	44%
Assets Held for Sale	357.4	—	100%
Total Assets	34,675.1	24,312.5	43%
Trade Payables	12,956.4	9,740.4	33%
Repurchase Agreements	4,148.9	2,305.8	80%
Securities[4]	7,712.4	6,656.7	16%
Debt Securities	5,721.6	3,604.5	59%
Derivative Instruments	2,253.8	751.7	200%
Other Liabilities[5]	323.6	276.5	17%
Liabilities Held for Sale	294.8	—	100%
Total Liabilities	33,411.5	23,335.6	43%
Total Equity	1,263.6	976.9	29%
1. Cash & Liquid Assets are cash and cash equivalents, treasury instruments (pledged as collateral and unpledged), treasury instruments (pledged) and assets held under agreements to sell (repledged) and fixed income securities (pledged as collateral and unpledged).
2. Securities assets are equity instruments and stock borrowing.
3. Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4. Securities liabilities are stock lending and short securities.
5. Other Liabilities are deferred tax liability, lease liability, short term borrowings, provisions and corporation tax.

Financial Review continued
Liquidity

	31 December 2025	31 December 2024
	$m	$m
Total available liquid resources	2,747.1	2,439.8
Liquidity headroom	1,045.8	1,060.0
A prudent approach to capital and liquidity and commitment to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 31 December 2025, the Group held $2.7bn of total available liquid resources, including the undrawn portion of the committed revolving credit facility (FY 2024: $2.4bn).
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds, unencumbered securities guaranteed by the U.S. Government, excess funds held at exchanges or brokers, and other liquid unencumbered securities post haircut. The Group also includes any undrawn portion of its revolving credit facility in its total available liquid resources. The unsecured revolving credit facility of $150.0m remains undrawn as at 31 December 2025 (FY 2024: $150.0m, undrawn). Facilities held by operating subsidiaries, and which are only available to the relevant subsidiary, have been excluded from these figures as they are not available to the Group.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systematic and idiosyncratic risk factors.
Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 31 December 2025 was determined by the Own Funds Threshold Requirement set via an assessment of the Group’s capital adequacy and risk assessment conducted annually and updated after the recent acquisitions in December 2025.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
Maintaining a prudent approach to capital and liquidity in order to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development.
The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 31 December 2025 and 2024 ends.

	31 December 2025	31 December 2024
	$m	$m
Core equity Tier 1 Capital[1]	829.2	623.9
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	0.3	1.6
Total Capital Resources	927.1	723.1

Own Funds Threshold Requirement[2]	402.6	308.8
Total Capital Ratio[3]	230%	234%
1. Total capital resources include unaudited results for the year ended 31 December 2025.
2. Own Funds Requirement presented as higher of K-factor requirements and the Own Funds Threshold Requirement (OFTR) based on the latest ICARA process
3. The ratio expresses the Group’s total capital as a percentage of Own Funds Requirement
At 31 December 2025, the Group had a Total Capital Ratio of 230% (FY 2024: 234%), representing significant capital headroom to minimum requirements. The decrease in the Total Capital Ratio resulted from an increase in the capital requirement driven by the updated Own Funds Threshold Requirement (OFTR), partly offset by an increase in Total Capital Resources due to profit (unaudited) in the twelve month period ended 31 December 2025.

Financial Review continued
Dividend
The Board of Directors approved the payment of a dividend of $0.15 per share to be paid on 31 March 2026 to the shareholders on record at the close of business on 16 March 2026.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, expected financial results, acquisitions, Winterflood’s expected sale and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies.
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.”
Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax.
We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue.
IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons, and (iii) profit attributable to non-controlling interest.
We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period.
Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Average Common Equity for the year ended 31 December 2025 and 31 December 2024 is calculated as the average of Common Equity as at 31 December of the prior period, 31 March, 30 June, 30 September and 31 December of the current period. We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year.
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is Basic Earnings per Share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.
Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS Accounting Standards metric is Diluted Earnings per Share.

Appendix 1 continued
Non-IFRS Financial Measures and Key Performance Indicators continued
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
Key Performance Indicators
We also use key performance indicators (“KPIs”) such as Average Balances and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
“Volumes” means the volume of exchange traded derivatives transacted in a given period.
Clearing Market Volumes are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Appendix 1 continued
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	Q4 2025	Q4 2024	FY 2025	FY 2024
	$m	$m	$m	$m
Profit After Tax	85.3	56.7	307.7	218.0
Loss After Tax from Discontinued Operations	0.2	—	0.2	—
Profit After Tax from Continuing Operations	85.5	56.7	307.9	218.0
Taxation charge	25.7	21.1	103.7	77.8
Profit Before Tax from Continuing Operations	111.2	77.8	411.6	295.8
Bargain purchase gain[1]	—	—	(3.6)	—
Amortisation of acquired brands and customer lists[2]	2.2	1.7	6.9	5.5
Activities relating to shareholders[3]	—	—	—	2.4
Employer tax on vesting of the growth shares[4]	—	—	—	2.2
Owner fees[5]	—	—	0.4	2.4
IPO preparation costs[6]	—	—	—	8.6
Fair value of the cash settlement option on the growth shares[7]	—	—	—	2.3
Public offering of ordinary shares[8]	—	1.9	1.3	1.9
Acquisition costs[9]	1.5	—	1.5	—
Adjusted Profit Before Tax	114.9	81.4	418.1	321.1
Tax and the tax effect on Adjusting Items[10]	(24.9)	(20.3)	(100.4)	(76.8)
Profit attributable to AT1 note holders[11]	(3.3)	(3.3)	(13.3)	(13.3)
Profit attributable to non-controlling interest[12]	(0.2)	—	(0.5)	—
Adjusted Profit after Tax Attributable to Common Equity	86.5	57.8	303.9	231.0

Profit After Tax Margin from Continuing Operations (%)	14.9%	13.6%	15.2%	13.7%
Adjusted Profit Before Tax Margin[13]	20.1%	19.6%	20.7%	20.1%

Basic Earnings per Share ($)	1.14	0.76	4.12	2.96
Diluted Earnings per Share ($)[14]	1.07	0.70	3.86	2.72

Adjusted Basic Earnings per Share($)	1.21	0.82	4.26	3.34
Adjusted Diluted Earnings per Share ($)[14]	1.13	0.76	3.99	3.07

Weighted average number of shares	71,722,282	70,290,886	71,352,867	69,231,625
Period end number of shares	71,738,314	70,290,886	71,738,314	70,290,886

Common Equity[15]	1,124.1	870.7	1,017.9	775.6
Adjusted Return on Equity(%)	30.8%	26.6%	29.9%	29.8%
1. A bargain purchase gain was recognised as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2. This represents the amortisation charge for the period of acquired brands and customers lists.
3.    Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
4. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
5. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
6. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
7. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to take equity, the liability was derecognised.
8. Costs relating to the public offerings of ordinary shares by certain selling shareholders.
9. Acquisition related costs relate to the Group’s acquisition of Winterflood, which completed in December 2025.
10. Adjusted Operating Tax represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons.
11. Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends.
12. Profit attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court.
13. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by Revenue for the period.
14. The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended 31 December 2025 76,496,299; three months ended 31 December 2024 76,338,715; year ended 31 December 2025 76,126,884; year ended 31 December 2024 75,279,454.
15. Common Equity for each three-month period is calculated as the average balance of total equity minus additional Tier 1 capital and non-controlling interest as at 30 September and 31 December of the related year. Common Equity for each full year is calculated as the average balance of total equity minus additional Tier 1 capital and non-controlling interest as at 31 December of the prior year and 31 March, 30 June, 30 September and 31 December of the current year.

Appendix 2 – Supplementary Segmental Financial Information
Revenue
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q4 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	69.8	164.2	3.5	—	—	237.5
Net trading income	8.4	121.0	70.4	92.0	—	291.8
Net interest income/(expense)	58.5	3.5	(7.5)	(29.3)	0.9	26.1
Net physical commodities income	—	1.7	15.0	—	—	16.7
Revenue	136.7	290.4	81.4	62.7	0.9	572.1

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q4 2024	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	65.6	160.7	(0.3)	—	—	226.0
Net trading income	2.7	21.1	51.7	52.6	—	128.1
Net interest income/(expense)	56.4	9.5	(4.9)	(12.7)	14.3	62.6
Net physical commodities income	—	0.9	(2.0)	—	—	(1.1)
Revenue	124.7	192.2	44.5	39.9	14.3	415.6

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
FY 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	275.4	700.9	1.2	—	—	977.5
Net trading income	25.2	333.0	220.9	272.8	—	851.9
Net interest income/(expense)	227.6	11.3	(24.7)	(76.0)	14.4	152.6
Net physical commodities income	—	4.0	38.1	—	—	42.1
Revenue	528.2	1,049.2	235.5	196.8	14.4	2,024.1

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
FY 2024	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	263.0	597.1	(4.0)	—	—	856.1
Net trading income	5.2	61.3	215.6	210.3	—	492.4
Net interest income/(expense)	198.1	34.6	(20.7)	(48.8)	63.9	227.1
Net physical commodities income	—	2.2	16.9	—	—	19.1
Revenue	466.3	695.2	207.8	161.5	63.9	1,594.7

Appendix 3 – Supplementary IFRS Financial Information
Consolidated Income Statement for Full Year Ended 31 December 2025

	Year ended	Year ended
	31 December 2025	31 December 2024
	$m	$m
Commission and fee income	1,823.0	1,618.1
Commission and fee expense	(845.5)	(762.0)
Net commission income	977.5	856.1
Net trading income	851.9	492.4
Interest income	912.8	765.2
Interest expense	(760.2)	(538.1)
Net interest income	152.6	227.1
Net physical commodities income	42.1	19.1
Revenue	2,024.1	1,594.7
Expenses
Compensation and benefits	(1,234.2)	(971.1)
Depreciation and amortisation	(36.1)	(29.5)
Other expenses	(353.9)	(306.3)
Total expenses	(1,624.2)	(1,306.9)

Net recovery of credit losses	0.7	1.7
Bargain purchase gain on acquisitions	3.6	—
Other income	7.4	6.3
Profit before tax from continuing operations	411.6	295.8
Tax	(103.7)	(77.8)
Profit after tax from continuing operations	307.9	218.0
Loss after tax from discontinued operations	(0.2)	—
Profit after tax	307.7	218.0

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position

	31 December 2025	31 December 2024
	$m	$m
Assets
Non-current assets
Goodwill	237.4	176.5
Intangible assets	98.0	56.5
Property, plant and equipment	34.0	20.8
Right of use asset	76.9	59.9
Investments	28.5	24.0
Trade and other receivables	50.2	—
Derivative instruments	19.6	—
Deferred tax	30.6	46.7
Treasury instruments (unpledged)	83.1	53.5
Treasury instruments (pledged as collateral)	319.9	46.1
Total non-current assets	978.2	484.0
Current assets
Corporate income tax receivable	27.6	12.5
Trade and other receivables	10,993.2	7,553.2
Inventory	483.7	35.8
Equity instruments (unpledged)	586.9	231.4
Equity instruments (pledged as collateral)	6,337.2	4,446.6
Derivative instruments	2,320.7	1,163.5
Stock borrowing	2,858.2	1,781.7
Treasury instruments (unpledged)	138.5	556.2
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	3,496.8	2,912.9
Fixed income securities (unpledged)	16.0	87.7
Fixed income securities (pledged as collateral)	82.4	—
Reverse repurchase agreements	3,117.1	2,490.4
Cash and cash equivalents	2,881.2	2,556.6
Assets classified as held for sale	357.4	—
Total current assets	33,696.9	23,828.5
Total assets	34,675.1	24,312.5

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position continued

	31 December 2025	31 December 2024
	$m	$m
Liabilities
Current liabilities
Repurchase agreements	4,148.9	2,305.8
Trade and other payables	12,956.4	9,740.4
Stock lending	5,496.7	4,952.1
Short securities	2,215.7	1,704.6
Short term borrowings	200.0	152.0
Lease liability	9.9	10.5
Derivative instruments	2,234.4	751.7
Corporate tax	8.5	41.9
Debt securities	3,394.3	2,119.6
Provisions	3.8	0.6
Liabilities related to assets classified as held for sale	294.8	—
Total current liabilities	30,963.4	21,779.2
Non-current liabilities
Lease liability	87.4	67.0
Derivative instruments	19.4	—
Debt securities	2,327.3	1,484.9
Deferred tax liability	14.0	4.5
Total non-current liabilities	2,448.1	1,556.4
Total liabilities	33,411.5	23,335.6
Total net assets	1,263.6	976.9
Equity
Share capital	0.1	0.1
Share premium	227.2	202.6
Retained earnings	982.0	722.4
Own shares	(58.5)	(23.2)
Other reserves	15.4	(22.6)
Total equity attributable to the ordinary shareholders of the Group	1,166.2	879.3
Non-controlling interest	(0.2)	—
Additional Tier 1 capital (AT1)	97.6	97.6
Total equity	1,263.6	976.9